Filed Pursuant to Rule 424(b)(3)

Registration Nos. 333-152394,

333-152394-01 through 333-152394-12

PROSPECTUS SUPPLEMENT

(To Prospectus dated July 28, 2008)

HAWKER BEECHCRAFT ACQUISITION COMPANY, LLC

HAWKER BEECHCRAFT NOTES COMPANY

$400,000,000 8.5% Senior Fixed Rate Notes due April 1, 2015

$400,000,000 8.875%/9.625% Senior PIK-Election Notes due April 1, 2015

$300,000,000 9.75% Senior Subordinated Notes due April 1, 2017

Attached hereto and incorporated by reference herein is our Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 5, 2008. This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, dated July 28, 2008, with respect to the 8.5% Senior Fixed Rate Notes due April 1, 2015, 8.875%/9.625% Senior PIK-Election Notes due April 1, 2015 and 9.75% Senior Subordinated Notes due April 1, 2017, including any amendments or supplements thereto.

INVESTING IN THE NOTES INVOLVES A HIGH DEGREE OF RISK. SEE “RISK FACTORS” BEGINNING ON PAGE 11 OF THE PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH AN INVESTMENT IN THE NOTES.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus has been prepared for and will be used by Goldman, Sachs & Co. in connection with offers and sales of the notes in market-making transactions. These transactions may occur in the open market or may be privately negotiated, at prices related to prevailing market prices at the time of sale or at negotiated prices. Goldman, Sachs & Co. may act as principal or agent in these transactions. We will not receive any of the proceeds of such sales.

GOLDMAN, SACHS & CO.

August 5, 2008

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (date of earliest event reported) – August 5, 2008

HAWKER BEECHCRAFT ACQUISITION COMPANY, LLC

(Exact name of registrant as specified in its charter)

Delaware	333-147828	71-1018770
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

10511 East Central, Wichita, Kansas	67206
(Address of principal executive offices)	(Zip code)

Registrant’s telephone number, including area code (316) 676-7111

Check the appropriate box below in the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (See General Instruction A.2 below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4c))

Item 2.02.	Results of Operations and Financial Condition

On August 5, 2008, Hawker Beechcraft Acquisition Company, LLC, issued a press release announcing its financial results for the six months ended June 29, 2008. A copy of the press release is furnished with this report as Exhibit 99.1.

The information in this Form 8-K and the exhibit attached hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed to be incorporated by reference into any filing under the Securities Act of 1933, except as set forth by specific reference in such filing.

Item 9.01.	Financial Statements and Exhibits

The following exhibit is furnished with this report:

Exhibit No.	Description

99.1	Press Release dated August 5, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HAWKER BEECHCRAFT ACQUISITION COMPANY, LLC

By Hawker Beechcraft, Inc., its Sole Member

/s/ James K. Sanders
James K. Sanders, Vice President and Chief Financial Officer

Dated: August 5, 2008

Exhibit 99.1

[ Hawker Beechcraft Acquisition Company, LLC LOGO]

News Release

Press contact:	Investor Relations contact:
Andrew Broom	Jim Sanders
+1.316.676.8674	+1.316.676.3050
andrew_broom@hawkerbeechcraft.com www.hawkerbeechcraft.com

Hawker Beechcraft Acquisition Company, LLC Reports its Second Quarter 2008 Results

WICHITA, Kan. (August 5, 2008) – Hawker Beechcraft Acquisition Company, LLC (HBAC) reported increased orders, improved sales and higher earnings during the three months ending June 29, 2008 as compared to the same period in 2007.

Net bookings for the three months ending June 29, 2008 totaled $1.7 billion. The continued strength in new order activity resulted in a new record backlog of $7.4 billion at the end of the second quarter of 2008.

Net sales for the three months ending June 29, 2008 were $1,028.7 million. During the quarter, the Company delivered 129 business and general aviation aircraft consisting of 50 jet, 50 turbo-prop and 29 piston aircraft. On June 18, 2008, HBAC delivered the first Hawker 4000, its flagship aircraft; a super-midsize business jet utilizing advanced composite construction. Second quarter 2008 sales increased by $327.6 million, compared to the second quarter of 2007, primarily due to the increase in aircraft deliveries.

During the three months ending June 29, 2008, the Company recorded operating income of $86.4 million, compared to an operating loss of $36.6 million during the second quarter of 2007. The increase in business and general aviation aircraft deliveries, sales growth in the customer support segment and $59.9 million in non-cash and non-recurring charges incurred during the second quarter of 2007 in accordance with purchase accounting as a result of the acquisition of the business from Raytheon

Company, all contributed to the improvement in operating income performance. Partially offsetting these impacts was a $16.3 million charge associated with specific early-production Hawker 4000 units recorded during the second quarter of 2008. This charge resulted from an increase in the cost to conform the early aircraft to the final type design and higher than expected initial production costs.

Operating cash flow consumed during the six months ending June 29, 2008 was $59.2 million. The ramp-up in production rates along with the typical timing difference between aircraft deliveries and a more linear aircraft production schedule throughout the year, resulted in the operating cash consumption during this period.

“The strong global demand for Hawker Beechcraft aircraft and services is evidenced by our fifth consecutive quarter of record setting backlog,” said Jim Schuster, chairman and CEO of Hawker Beechcraft Corporation. “Our investment in expanding our worldwide footprint with people and facilities is paying off.”

Financial and other information for the three months ending June 29, 2008 is available on the Company’s Web site at www.hawkerbeechcraft.com. An earnings call will be held on Wednesday, August 13, 2008 at 9:00 am CDT.

Earnings Conference Call:

HBAC’s earnings results conference call for the three months ending June 29, 2008 will be held Wednesday, August 13, 2008 at 9:00 a.m. CDT. To attend, please register at https://cossprereg.btci.com/prereg/key.process?key=PRVYWCFBD.

Once you have registered, you will be provided with the information you need to join the conference call, including dial-in numbers and pass codes. A recording of the earnings call will be posted to the Company’s Web site on the afternoon of August 13, 2008 and will remain available for 45 days.

Hawker Beechcraft Corporation is a world-leading manufacturer of business, special-mission and trainer aircraft – designing, marketing and supporting aviation products and services for businesses, governments and individuals worldwide. The company’s headquarters and major facilities are located in Wichita, Kan., with operations in Salina,

Kan.; Little Rock, Ark.; Chester, England, U.K.; and Chihuahua, Mexico. The company leads the industry with a global network of more than 100 factory-owned and authorized service centers. For more information, visit www.hawkerbeechcraft.com.

###

This release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical fact, including statements that address activities, events or developments that we or our management intend, expect, project, believe or anticipate will or may occur in the future are forward-looking statements. Forward-looking statements are based on management’s assumptions and assessments in light of past experience and trends, current conditions, expected future developments and other relevant factors. They are not guarantees of future performance, and actual results may differ significantly from those envisaged by our forward-looking statements. Among the factors that could cause actual results to differ materially from those described or implied in the forward-looking statements are general business and economic conditions, production delays resulting from lack of regulatory certifications and other factors, competition in our existing and future markets, lack of market acceptance of our products and services, the substantial leverage and debt service resulting from our indebtedness, loss or retirement of key executives and other risks disclosed in our filings with the Securities and Exchange Commission.

Hawker Beechcraft Acquisition Company, LLC

Earnings Presentation

For The Second Quarter 2008

Hawker Beechcraft Acquisition Company, LLC

Proforma Adjusted Earnings Before Interest, Tax, Depreciation and

Amortization (EBITDA)

Three Months Ended June 29, 2008 and June 24, 2007

	Three Months Ended		Six Months Ended
	June 29, 2008	June 24, 2007	June 29, 2008	June 24, 2007
Operating income (unaudited)	$86.4	$(36.6)	$84.9	$(8.2)
Proforma operating income adjustments:
Environmental expense recorded (reduced) at sites retained by Raytheon Company	—	—	—	(0.8)
Expense recorded related to product liability coverage retained by Raytheon Company	—	—	—	3.8
Revenue recognized related to a receivables portfolio retained by Raytheon Company	—	—	—	(1.1)
Expense recorded related to aircraft leases retained by Raytheon Company	—	—	—	2.7
Reduction in pension expense due to additional funding at closing per the acquisition agreement and the impact of purchase accounting	—	—	—	6.2
Reduction in cost of sales related to Premier deliveries due to the application of purchase accounting	—	—	—	18.1
Depreciation and amortization, including as a result of purchase accounting	39.2	37.6	77.9	59.5

Proforma EBITDA	$125.6	$1.0	$162.8	$80.2

Adjustments to proforma EBITDA
Reduction in corporate expenses associated with separation from Raytheon Company	—	—	—	3.9
Excluded losses from a terminated contract with an affiliate of Raytheon Company	—	—	—	—
Transition expenses to establish services previously performed by Raytheon Company	—	4.2	0.5	4.2
Exclude income statement impact of inventory step-up resulting from purchase accounting	3.7	59.9	8.2	59.9
Exclude purchase accounting adjustment associated with contract booking rate changes to present the impact as a period event consistent with prior quarters	—	3.0	—	3.0
Exclude purchase accounting adjustment related to accretion of long term warranty liability	—	—	—	—
Exclude stock-based and deferred compensation	3.8	6.8	8.6	6.8

Proforma Adjusted EBITDA	$133.1	$74.9	$180.1	$158.0

Proforma Adjusted EBITDA is a non-GAAP financial measure that is useful in evaluating the ability of issuers of “high-yield” securities to meet their debt service obligations. It is not intended as a substitute for an evaluation of our results as reported under GAAP. We have presented Proforma Adjusted EBITDA as if the acquisition of the Raytheon Aircraft business had occurred at the beginning of the period presented. This information is for informational purposes only and does not purport to represent our financial condition had the acquisition occurred at the beginning of the period presented or to project the results for any future period.

Hawker Beechcraft Acquisition Company, LLC

Proforma Adjusted Earnings Before Interest, Tax, Depreciation and

Amortization (EBITDA)

Trailing Four Quarters For The Period Ended June 29, 2008

	Trailing 12 Months	June 29 2008	March 30, 2008	December 31, 2007	September 30, 2007
Operating income (unaudited)	$269.8	$86.4	$(1.5)	$122.8	$62.1
Proforma operating income adjustments:
Environmental expense recorded (reduced) at sites retained by Raytheon Company	—	—	—	—	—
Expense recorded related to product liability coverage retained by Raytheon Company	—	—	—	—	—
Revenue recognized related to a receivables portfolio retained by Raytheon Company	—	—	—	—	—
Expense recorded related to aircraft leases retained by Raytheon Company	—	—	—	—	—
Reduction in pension expense due to additional funding at closing per the acquisition agreement and the impact of purchase accounting	—	—	—	—	—
Reduction in cost of sales related to Premier deliveries due to the application of purchase accounting	—	—	—	—	—
Depreciation and amortization, including as a result of purchase accounting	155.5	39.2	38.7	40.2	37.4

Proforma EBITDA	$425.3	$125.6	$37.2	$163.0	$99.5

Adjustments to proforma EBITDA
Reduction in corporate expenses associated with separation from Raytheon Company	—	—	—	—	—
Excluded losses from a terminated contract with an affiliate of Raytheon Company	—	—	—	—	—
Transition expenses to establish services previously performed by Raytheon Company	6.9	—	0.5	4.8	1.6
Exclude income statement impact of inventory step-up resulting from purchase accounting	53.5	3.7	4.5	25.6	19.7
Exclude purchase accounting adjustment associated with contract booking rate changes to present the impact as a period event consistent with prior quarters	1.4	—	—	—	1.4
Exclude purchase accounting adjustment related to accretion of long term warranty liability	1.5	—	—	0.5	1.0
Exclude stock-based and deferred compensation	20.9	3.8	4.8	6.8	5.5

Proforma Adjusted EBITDA	$509.5	$133.1	$47.0	$200.7	$128.7

Proforma Adjusted EBITDA is a non-GAAP financial measure that is useful in evaluating the ability of issuers of “high-yield” securities to meet their debt service obligations. It is not intended as a substitute for an evaluation of our results as reported under GAAP. We have presented Proforma Adjusted EBITDA as if the acquisition of the Raytheon Aircraft business had occurred at the beginning of the period presented. This information is for informational purposes only and does not purport to represent our financial condition had the acquisition occurred at the beginning of the period presented or to project the results for any future period.

Aircraft Delivery Units

	Three Months Ended		Six Months Ended
	June 29, 2008	June 24, 2007	June 29, 2008	June 24, 2007
Hawker 4000	1	0	1	0
Hawker 900XP	17	0	23	0
Hawker 800/850XP	3	10	5	20
Hawker 750	6	0	6	0
Hawker 400XP	11	8	14	15
Premier	12	12	21	27
King Airs	50	34	79	62
Pistons	29	31	52	50

Business & GA Totals:	129	95	201	174
T6	19	14	36	23

Total Deliveries	148	109	237	197